SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

29 July 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. BT acquires Ribbit announcement made on 29 July 2008

DC08-269

                                                                                                                                   29
th
 JULY 2008

BT ACQUIRES RIBBIT

BT today announced it has acquired Ribbit Corporation, a Silicon Valley
-
based
"Telco
 2.0
" platform company, for
$105 million

in cash, on a cash-free, debt-free basis
.

The acquisition
will

accelerate BT's strategy to transform itself into a next- generation, platform-based, software-driven services company.
Based in
Mountain View
,
California
, Ribbit
 - "
Silicon Valley
's First Phone Company" - provides an open platform which enables developers to create new and innovative voice applications and services by combining telephony and internet technologies in new ways.

JP Rangaswami,

managing director of service design at BT
, said:
"
Silicon Valley
 is emerging as a hotbed of telecommunications innovation. With Ribbit, not only do we extend our presence in the Valley, but we also gain a groundbreaking platform, a growing community of developers and a world-class team that share a common vision. Buying Ribbit lets us accelerate that vision."

Ted Griggs, Chief Executive of Ribbit, said: "The communications industry is entering a new phase. Closed networks are becoming open platforms and developers are now driving innovation. By adding Ribbit's capability to the power of BT's global 21CN platform, we will now be able to give the development community the tools
they need to innovate on a global scale. We are delighted - BT is exactly the partner we were seeking.
"

Using Ribbit's platform, developers are able to add
 voice and automation features to
virtually any web-based application or community. For example, using Ribbit, developers have integrated voice into salesforce.com and built voice applications that run directly from Facebook or iGoogle. Since its launch, Ribbit has attracted thousands of developers, launched an innovative solution for the enterprise software market, and has begun testing a consumer application scheduled for general release later this year.

The acquisition of the Ribbit platform will complement BT's existing capability in the software platform space with its award-winning Software Development Kit (SDK) initiative. BT's SDKs enable developers to integrate new applications with BT's services
using a
 single line of code
. Ribbit, which will maintain its management team and identity, will extend its global footprint by becoming part of BT, one of the world's leading providers of communications solutions and services operating in 170 countries
.

Michael Boustridge, President, BT Americas said: "The Ribbit platform makes it simpler, cheaper and faster to build communications functionality into applications, enabling developers to introduce new revenue-generating voice services in hours, rather than weeks.

By combining the Ribbit platform with BT's existing web services, we have the potential to deliver some of the world's finest applications for communications innovation benefiting consumers and businesses alike."

Ribbit Corporation was founded in February 2006 and funded by venture capital firms Alsop Louie Partners, Allegis Capital, KPG Ventures and Peninsula Ventures. Ribbit is being acquired from these firms and other stockholders of Leapfrog, including founders and employees.

Ends.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the
UK
 dial + 44 20 7356 5369. All news releases can be accessed at our web site:
http://www.bt.com/newscentre
.

About Ribbit
Ribbit
,
Silicon Valley
's First Phone Company,
 is working
to deliver the next generation of telecommunication services.
 By providing a world-class telephone carrier infrastructure -- and the first open platform for Internet and voice developers -- we are helping to unleash innovation across the entire telephony marketplace, from the development of leading-edge consumer voice services to the integration of voice with the world's best business applications.  Ribbit headquarters are located in
Mountain View
, CA. Ribbit has received investment from Alsop-Louie Partners, Allegis Capital, Peninsula Equity Partners, and KPG Ventures. For more information about Ribbit, please visit
www.ribbit.com
.

About BT
BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2008, BT Group's revenue was £20,704 million with profit before taxation and specific items of £2,506 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in
London
 and
New York
.

For more information, visit
www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.

Date 29 July, 2008